UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 27, 2020
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG
 (Registrant)
Date: August 27, 2020
By:
/s/ Lara J. Warner
Lara J. Warner
Chief Risk and Compliance Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

Credit Suisse Group AG

CREDIT SUISSE

Pillar 3 and regulatory disclosures

2Q20

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” the “Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Pillar 3 and regulatory disclosures 2Q20
Credit Suisse Group AG

Introduction
Swiss capital requirements
Risk-weighted assets
Credit risk
Counterparty credit risk
Securitization
Market risk
Additional regulatory disclosures
List of abbreviations
Cautionary statement regarding forward-looking information

Introduction
General
This report as of June 30, 2020 is based on the revised Circular 2016/1 “Disclosure – banks” (FINMA circular) issued by the Swiss Financial Market Supervisory Authority FINMA (FINMA) on October 31, 2019. The revised FINMA circular includes the implementation of the revised Pillar 3 disclosure requirements issued by the Basel Committee on Banking Supervision (BCBS) in August and December 2019.
This report is produced and published quarterly, in accordance with FINMA requirements. The reporting frequency for each disclosure requirement is either annual, semi-annual or quarterly. This document should be read in conjunction with the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q19 and 1Q20, the Credit Suisse Annual Report 2019 and the Credit Suisse Financial Report 2Q20, which includes important information on regulatory capital, risk management (specific references have been made herein to these documents) and regulatory developments and proposals.
The highest consolidated entity in the Group to which the FINMA circular applies is Credit Suisse Group.
These disclosures were verified and approved internally in line with our board-approved policy on disclosure controls and procedures. The level of internal control processes for these disclosures is similar to those applied to the Group’s quarterly and annual financial reports. This report has not been audited by the Group’s external auditors.
For certain prescribed table formats where line items have zero balances, such line items have not been presented.
This report reflects certain updates and corrections to prior period metrics which have been noted in the relevant tabular disclosures, where applicable.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features of regulatory capital instruments and total loss-absorbing capacity (TLAC)-eligible instruments that form part of the eligible capital base and TLAC resources, Global systemically important bank (G-SIB) financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
COVID-19 and related regulatory measures
The Swiss government, the Swiss National Bank and FINMA have already taken various measures to mitigate the consequences for the economy and the financial system. Governments and regulators in other jurisdictions where we have operations have also taken a number of emergency and temporary measures to address the financial and economic pressures arising from the COVID-19 pandemic.
In May 2020, FINMA announced the extension of the temporary exclusion of central bank reserves from leverage ratio calculations that took effect in March 2020. The end date of the exemption was extended from July 1, 2020 to January 1, 2021, while the definition of the exclusion remained unchanged. The exclusion applies to deposits with all central banks globally, and thus not only to deposits held with the Swiss National Bank. For banks whose shareholders approved dividends or other similar distributions relating to 2019 after March 25, 2020, or who plan to seek such shareholder approval, the capital relief relating to the leverage ratio will be reduced. Accordingly, the capital relief applicable to Credit Suisse is adjusted to account for the dividend paid in 2Q20 and the planned dividend payment in 4Q20.
In April 2020, FINMA allowed a temporary freeze on backtesting exceptions impacting the capital multiplier, expiring on July 1, 2020. In June 2020, FINMA confirmed that (i) all recent exceptions that are proven by the institution as not attributable to a lack of precision of the risk aggregation model can be disregarded; and (ii) the exemption will be fundamentally incorporated into future supervisory practice. As a result, we had one backtesting exception in our regulatory VaR (Value-at-Risk) model in the rolling 12-month period through the end of 2Q20, which is considered for the calculation of the capital multiplier.
Effective January 1, 2020, certain Basel III revisions to the capital requirements for credit risk became effective. The revisions relate to a new standardized approach for counterparty credit risk (SA-CCR) for derivatives, equity investments in funds and central counterparty default fund contributions. In response to the COVID-19 pandemic, FINMA has advised Credit Suisse that it may phase in CHF 12 billion of risk-weighted-assets inflation that arises from these new capital requirements equally throughout 2020 rather than immediately in 1Q20.
> Refer to “COVID-19 and related regulatory measures” (pages 16 to 17) in I – Credit Suisse results – Credit Suisse – Other information in the Credit Suisse Financial Report 2Q20 for further information.

Swiss capital requirements
FINMA requires the Group to fully comply with the special requirements for systemically important financial institutions operating internationally. The following tables present the Swiss capital and leverage requirements and metrics as required by FINMA.
> Refer to “Swiss requirements” (pages 59 to 60) and “Swiss metrics” (pages 64 to 65) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 2Q20 for further information on general Swiss requirements and the related metrics.
Swiss capital requirements and metrics
end of 2Q20	CHF million	in % of RWA
Swiss risk-weighted assets
Swiss risk-weighted assets	299,893	–
Risk-based capital requirements (going-concern) based on Swiss capital ratios
Total	42,962	14.326
of which CET1: minimum	13,495	4.5
of which CET1: buffer	16,494	5.5
of which CET1: countercyclical buffers	78	0.026
of which additional tier 1: minimum	10,496	3.5
of which additional tier 1: buffer	2,399	0.8
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [1]	51,674	17.2
of which CET1 capital [2]	37,339	12.5
of which additional tier 1 high-trigger capital instruments	9,510	3.2
of which additional tier 1 low-trigger capital instruments [3]	4,825	1.6
Risk-based requirements for additional total loss-absorbing capacity (gone-concern) based on Swiss capital ratios
Total according to size and market share [4]	42,885	14.3
Reductions due to rebates in accordance with article 133 of the CAO	(6,838)	(2.28)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	(2,041)	(0.681)
Total, net	34,006	11.339
Eligible additional total loss-absorbing capacity (gone-concern) [5]
Total [6]	46,696	15.6
of which bail-in instruments	42,725	14.2
of which tier 2 low-trigger capital instruments	3,971	1.3
The Swiss capital requirements have been fully phased-in as of January 1, 2020. Rounding differences may occur.
1 Excludes tier 1 capital, which is used to fulfill gone-concern requirements.
2 Excludes CET1 capital, which is used to fulfill gone-concern requirements.
3
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

4 Consists of a base requirement of 12.86%, or CHF 38,566 million, and a surcharge of 1.44%, or CHF 4,319 million.
5
Excludes formally eligible gone-concern capacity of CHF 3,182 million which the Group has to provide to the Bank in order to cover specifically a part of the Bank's exposure, originating from unsecured loans toward the Group.

6
Amounts are shown on a look-through basis. Certain tier 2 capital instruments are subject to phase out through 2022. As of 2Q20, total eligible gone-concern capital was CHF 47,083 million including CHF 387 million of such instruments.

Swiss leverage requirements and metrics
end of 2Q20	CHF million		in % of LRD
Leverage exposure for going concern
Leverage ratio denominator	836,755	[1]	–
Unweighted capital requirements (going-concern) based on Swiss leverage ratio
Total	41,838		5.0
of which CET1: minimum	12,551		1.5
of which CET1: buffer	16,735		2.0
of which additional tier 1: minimum	12,551		1.5
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [2]	51,674		6.2	[3]
of which CET1 capital [4]	37,339		4.5
of which additional tier 1 high-trigger capital instruments	9,510		1.1
of which additional tier 1 low-trigger capital instruments [5]	4,825		0.6
Leverage exposure for gone concern
Leverage ratio denominator	940,369		–
Unweighted requirements for additional total loss-absorbing capacity (gone-concern) based on the Swiss leverage ratio
Total according to size and market share [6]	47,018		5.0
Reductions due to rebates in accordance with article 133 of the CAO	(7,523)		(0.8)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	(2,049)		(0.218)
Total, net	37,446		3.982
Eligible additional total loss-absorbing capacity (gone-concern) [7]
Total [8]	46,696		5.0
of which bail-in instruments	42,725		4.5
of which tier 2 low-trigger capital instruments	3,971		0.4
The Swiss capital requirements have been fully phased-in as of January 1, 2020. Rounding differences may occur.

Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20, in accordance with FINMA Guidance 02/2020, 03/2020 and 06/2020.

2 Excludes tier 1 capital, which is used to fulfill gone-concern requirements.

The going concern ratio would be 5.5%, if calculated using a leverage exposure of CHF 940,369 million without the temporary exclusion of central bank deposits in all currencies from the leverage exposure, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20, of CHF 103,614 million.

4 Excludes CET1 capital, which is used to fulfill gone-concern requirements.
5
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

6 Consists of a base requirement of 4.5%, or CHF 42,316 million, and a surcharge of 0.5%, or CHF 4,702 million.
7
Excludes formally eligible gone-concern capacity of CHF 3,182 million which the Group has to provide to the Bank in order to cover specifically a part of the Bank's exposure, originating from unsecured loans toward the Group.

8
Amounts are shown on a look-through basis. Certain tier 2 capital instruments are subject to phase out through 2022. As of 2Q20, total eligible gone-concern capital was CHF 47,083 million including CHF 387 million of such instruments.

Risk-weighted assets
With the adoption of the revised FINMA circular, risk-weighted assets (RWA) presented in this report, including prior period comparisons, are based on the Swiss capital requirements.
> Refer to “Swiss requirements” (pages 59 to 60) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Financial Report 2Q20 for further information on Swiss capital requirements.
The following table presents an overview of total Swiss RWA forming the denominator of the risk-based capital requirements. Further breakdowns of RWA are presented in subsequent sections of this report.
RWA were CHF 299.9 billion as of the end of 2Q20, stable compared to the end of 1Q20, as movements in risk levels in credit risk and a negative foreign exchange impact were offset by increases related to internal model and parameter updates, primarily related to credit risk and market risk, and methodology and policy changes in credit risk.
RWA flow statements for credit risk, counterparty credit risk (CCR) and market risk are presented in subsequent parts of this report.
> Refer to “Risk-weighted assets” (pages 62 to 63) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 2Q20 for further information on risk-weighted assets movements in 2Q20.
OV1 – Overview of Swiss risk-weighted assets and capital requirements
	Risk-weighted assets			Capital requirement	[1]
end of	2Q20	1Q20	4Q19	2Q20
CHF million
Credit risk (excluding counterparty credit risk)	140,976	150,798	144,984	11,278
of which standardized approach (SA)	27,387	30,371	25,518	2,191
of which supervisory slotting approach	4,295	4,649	4,212	344
of which advanced internal ratings-based (A-IRB) approach	109,294	115,778	115,254	8,743
Counterparty credit risk	23,905	27,093	20,365	1,912
of which standardized approach for counterparty credit risk (SA-CCR)	4,049	5,451	1,830	324
of which internal model method (IMM)	18,988	20,702	17,486	1,519
of which other counterparty credit risk [2]	868	940	1,049	69
Credit valuation adjustments (CVA)	15,343	8,119	6,892	1,227
Equity positions in the banking book under the simple risk weight approach	6,250	6,246	10,202	500
Equity investments in funds - look-through approach [3]	1,816	1,596	–	145
Equity investments in funds - mandate-based approach [3]	112	–	–	9
Equity investments in funds - fall-back approach [3]	409	714	–	33
Settlement risk	415	997	219	33
Securitization exposures in the banking book	13,733	12,791	13,333	1,099
of which securitization internal ratings-based approach (SEC-IRBA)	8,151	7,558	7,751	652
of which securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	1,359	1,406	1,555	109
of which securitization standardized approach (SEC-SA)	4,223	3,827	4,027	338
Market risk	22,049	18,324	15,192	1,764
of which standardized approach (SA)	1,792	1,866	1,981	143
of which internal model approach (IMA)	20,257	16,458	13,211	1,621
Operational risk (AMA)	63,269	63,015	68,318	5,062
Amounts below the thresholds for deduction (subject to 250% risk weight)	11,616	11,507	11,777	929
Total	299,893	301,200	291,282	23,991
1 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding capital conservation buffer and G-SIB buffer requirements.
2 Includes RWA for contributions to the default fund of a central counterparty and loans hedged by centrally cleared CDS.
3
Following the adoption of the new regulation introduced in January 2020, the calculation of RWA for investments in funds is now presented separately. Prior to this, investments in funds were included under equity positions under the simple risk weight approach.

Credit risk
General
This section covers credit risk as defined by the Basel framework. CCR, including those that are in the banking book for regulatory purposes, and all positions subject to the securitization framework are presented in separate sections.
> Refer to “Counterparty credit risk” (pages 21 to 28) for further information on the capital requirements relating to counterparty credit risk.
> Refer to “Securitization” (pages 29 to 33) for further information on the securitization framework.
The Basel framework permits banks to choose between two broad methodologies in calculating their capital requirements for credit risk: the standardized approach or the internal ratings-based (IRB) approach. Off-balance-sheet items are converted into credit exposure equivalents through the use of credit conversion factors (CCF).
The reported credit risk arises from the execution of the Group’s business strategy through the divisions and is predominantly driven by cash and balances with central banks, loans and commitments provided to corporate and institutional clients, loans to private clients including residential mortgages and lending against financial collateral.
Credit quality of assets
The amounts shown in the following tables are the US GAAP carrying values according to the regulatory scope of consolidation that are subject to the credit risk framework.
The following table presents a comprehensive picture of the credit quality of the Group’s on and off-balance sheet assets.
CR1 – Credit quality of assets
					of which CECL-related provisions on SA exposures
end of	Defaulted exposures	Non- defaulted exposures	Gross exposures	Allowances/ impairments	Regulatory category – specific	Regulatory category – general	of which CECL- related provisions on IRB exposures	Net exposures
2Q20 (CHF million)
Loans [1]	4,356	407,468	411,824	(1,537)	(57)	0	(686)	410,287
Debt securities	71	10,377	10,448	0	0	0	0	10,448
Off-balance sheet exposures [2]	204	85,937	86,141	(279)	(14)	0	(201)	85,862
Total	4,631	503,782	508,413	(1,816)	(71)	0	(887)	506,597
4Q19 (CHF million)
Loans [1]	2,924	381,588	384,512	(951)	–	–	–	383,561
Debt securities	90	11,488	11,578	0	–	–	–	11,578
Off-balance sheet exposures [2]	110	104,468	104,578	(191)	–	–	–	104,387
Total	3,124	497,544	500,668	(1,142)	–	–	–	499,526
The new current expected credit loss (CECL) model under US GAAP became effective for Credit Suisse as of January 1, 2020.
1 Loans include all on-balance sheet exposures that give rise to a credit risk charge and exclude debt securities, derivatives, securities financing transactions and off-balance sheet exposures.
2 Revocable loan commitments, which are excluded from the disclosed exposures, can attract risk-weighted assets.
The definitions of “past due” and “impaired” are aligned between accounting and regulatory purposes. However, there are some exemptions for impaired positions related to troubled debt restructurings where the default definition is different for accounting and regulatory purposes.
> Refer to “Note 1 – Summary of significant accounting policies” (pages 268 to 276) and “Note 19 – Loans, allowance for loan losses and credit quality” (pages 289 to 296) in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 and “Note 18 – Financial instruments measured at amortized cost and credit losses” (pages 103 to 115) in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q20 for further information on the credit quality of loans, including past due and impaired loans.

The following table presents the changes in the Group’s defaulted loans, debt securities and off-balance sheet exposures, the flows between non-defaulted and defaulted exposure categories and reductions in the defaulted exposures due to write-offs.
CR2 – Changes in defaulted exposures
1H20
CHF million
Defaulted exposures at beginning of period	3,124
Exposures that have defaulted since the last reporting period	2,016
Returned to non-defaulted status	(94)
Amounts written-off	(75)
Other changes	(340)
Defaulted exposures at end of period	4,631
Credit risk mitigation
Credit Suisse actively mitigates credit exposure through the use of legal netting agreements, security over supporting financial and non-financial collateral or financial guarantees and through the use of credit hedging techniques, primarily credit default swaps (CDS). The recognition of credit risk mitigation (CRM) against exposures is governed by a robust set of policies and processes that ensure enforceability and effectiveness.
The following table presents the use of CRM techniques. Credit Suisse recognizes the CRM effect of eligible collateral either as a reduction from the exposure at default (EAD) value of the secured instrument or as an adjustment to the probability of default (PD) or loss given default (LGD) associated with the exposure. All exposures that are secured through eligible collateral are disclosed as “Net exposures partially or fully secured”. Eligible collateral amounts, regardless of which CRM technique has been applied, are disclosed as “Exposures secured by collateral”. Exposures secured by credit derivatives do not include certain immaterial positions, where the credit derivative is recognized with an adjustment to the LGD.
CR3 – CRM techniques
	Net exposures			Exposures secured by
end of	Unsecured	Partially or fully secured	Total	Collateral	Financial guarantees	Credit derivatives
2Q20 (CHF million)
Loans [1]	176,736	233,551	410,287	191,131	8,098	28
Debt securities	10,033	415	10,448	329	47	0
Total	186,769	233,966	420,735	191,460	8,145	28
of which defaulted	1,090	2,759	3,849	2,429	142	0
4Q19 (CHF million)
Loans [1]	145,288	238,273	383,561	196,864	7,243	2
Debt securities	11,119	459	11,578	282	0	0
Total	156,407	238,732	395,139	197,146	7,243	2
of which defaulted	609	1,797	2,406	1,246	175	0
1 Loans include all on-balance sheet exposures that give rise to a credit risk charge and exclude debt securities, derivatives, securities financing transactions and off-balance sheet exposures.

Credit risk under the standardized approach
Credit risk exposure and CRM effects
The following table presents the effect of CRM (comprehensive and simple approach) on the standardized approach capital requirements’ calculations. RWA density provides a synthetic metric on the riskiness of each portfolio.
CR4 – Credit risk exposure and CRM effects
	Exposures pre-CCF and CRM			Exposures post-CCF and CRM
end of	On-balance sheet	Off-balance sheet	Total	On-balance sheet	Off-balance sheet	Total	RWA	RWA density
2Q20 (CHF million)
Sovereigns	94,724	47	94,771	94,525	6	94,531	233	0%
Institutions - Banks and securities dealer	2,784	747	3,531	2,689	370	3,059	954	31%
Institutions - Other institutions	488	2,037	2,525	488	151	639	439	69%
Corporates	9,963	7,938	17,901	9,146	2,057	11,203	9,403	84%
Retail	1,874	1,581	3,455	1,573	461	2,034	1,714	84%
Other exposures	16,155	1,149	17,304	15,968	1,117	17,085	14,644	86%
of which non-counterparty related assets	7,575	0	7,575	7,575	0	7,575	7,575	100%
Total	125,988	13,499	139,487	124,389	4,162	128,551	27,387	21%
4Q19 (CHF million)
Sovereigns	72,456	24	72,480	72,344	12	72,356	433	1%
Institutions - Banks and securities dealer	1,552	1,492	3,044	1,549	396	1,945	558	29%
Institutions - Other institutions	268	0	268	268	0	268	268	100%
Corporates	7,721	7,615	15,336	7,112	2,558	9,670	7,818	81%
Retail	1,006	139	1,145	1,006	139	1,145	1,021	89%
Other exposures	17,346	2,140	19,486	17,346	1,954	19,300	15,420	80%
of which non-counterparty related assets	7,942	0	7,942	7,942	0	7,942	7,942	100%
Total	100,349	11,410	111,759	99,625	5,059	104,684	25,518	24%

Exposures by asset class and risk weight
The following table presents the breakdown of credit exposures by asset class and risk weight, which correspond to the riskiness attributed to the exposure according to the standardized approach.
CR5 – Exposures by asset class and risk weight
	Risk weight
end of	0%	20%	35%	50%	75%	100%	150%	Others	Exposures post-CCF and CRM
2Q20 (CHF million)
Sovereigns	94,199	25	0	183	0	98	26	0	94,531
Institutions - Banks and securities dealer	0	2,202	0	691	0	162	4	0	3,059
Institutions - Other institutions	0	0	0	400	0	239	0	0	639
Corporates	0	1,144	23	1,934	1	7,907	194	0	11,203
Retail	0	0	161	0	860	1,013	0	0	2,034
Other exposures	2,544	0	0	0	0	14,532	0	9	17,085
of which non-counterparty related assets	0	0	0	0	0	7,575	0	0	7,575
Total	96,743	3,371	184	3,208	861	23,951	224	9	128,551
of which secured by real estate	0	0	184	0	0	0	0	0	184
of which past due	0	0	0	0	0	372	133	0	505
4Q19 (CHF million)
Sovereigns	71,825	26	0	274	0	112	119	0	72,356
Institutions - Banks and securities dealer	0	1,539	0	317	0	85	4	0	1,945
Institutions - Other institutions	0	0	0	0	0	268	0	0	268
Corporates	0	1,222	0	1,997	0	6,201	250	0	9,670
Retail	0	0	0	0	494	651	0	0	1,145
Other exposures	3,918	0	0	0	0	15,370	0	12	19,300
of which non-counterparty related assets	0	0	0	0	0	7,942	0	0	7,942
Total	75,743	2,787	0	2,588	494	22,687	373	12	104,684
of which past due	0	0	0	0	0	102	185	0	287

Credit risk under internal ratings-based approaches
Credit risk exposures by portfolio and PD range
The following table presents the main parameters used for the calculation of capital requirements for IRB models.
CR6 – Credit risk exposures by portfolio and PD range
end of 2Q20	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors (thousands)	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	30,138	162	30,300	100%	30,300		0.03%	< 0.1	4%	1.2	411		1%	0	–
0.15% to <0.25%	0	0	0	–	–		0.22%	< 0.1	58%	0.2	0		34%	0	–
0.25% to <0.50%	144	15	159	100%	154		0.37%	< 0.1	53%	2.7	121		79%	0	–
0.75% to <2.50%	74	54	128	50%	100		1.64%	< 0.1	51%	1.9	117		116%	1	–
2.50% to <10.00%	636	44	680	55%	217		5.83%	< 0.1	49%	2.4	405		186%	7	–
10.00% to <100.00%	176	0	176	–	62		28.23%	< 0.1	45%	4.0	169		275%	8	–
100.00% (Default)	281	1	282	55%	172		100.00%	< 0.1	58%	1.1	182		106%	109	–
Sub-total	31,449	276	31,725	83%	31,005		0.68%	0.1	5%	1.2	1,405		5%	125	109
Institutions - Banks and securities dealer
0.00% to <0.15%	9,703	1,365	11,068	61%	11,951		0.06%	1.6	53%	0.6	1,890		16%	4	–
0.15% to <0.25%	538	89	628	53%	549		0.22%	0.1	53%	1.1	245		45%	1	–
0.25% to <0.50%	576	224	800	60%	572		0.37%	0.2	52%	0.7	355		62%	1	–
0.50% to <0.75%	93	45	138	50%	125		0.64%	0.1	52%	0.4	95		76%	0	–
0.75% to <2.50%	143	118	261	54%	208		1.51%	0.1	52%	0.9	247		119%	2	–
2.50% to <10.00%	618	284	903	53%	535		4.87%	0.1	51%	1.1	875		163%	13	–
10.00% to <100.00%	4	5	9	50%	4		27.60%	< 0.1	51%	0.0	10		271%	1	–
100.00% (Default)	7	0	7	–	7		100.00%	< 0.1	51%	1.0	8		106%	0	–
Sub-total	11,683	2,130	13,813	59%	13,951		0.35%	2.2	53%	0.7	3,725		27%	21	0
Institutions - Other institutions
0.00% to <0.15%	462	1,000	1,462	2%	546		0.04%	0.4	43%	1.9	90		16%	0	–
0.15% to <0.25%	4	247	250	1%	5		0.20%	< 0.1	37%	1.2	1		27%	0	–
0.25% to <0.50%	13	1	14	45%	14		0.37%	< 0.1	58%	2.4	11		80%	0	–
0.50% to <0.75%	0	0	0	–	0		0.58%	< 0.1	52%	0.2	0		57%	0	–
2.50% to <10.00%	30	104	134	45%	81		3.33%	< 0.1	8%	4.1	23		28%	0	–
10.00% to <100.00%	9	52	61	45%	33		19.31%	< 0.1	2%	5.0	3		10%	0	–
Sub-total	518	1,405	1,922	7%	679		1.37%	0.5	37%	2.3	128		19%	0	0
Corporates - Specialized lending
0.00% to <0.15%	7,106	1,692	8,799	44%	7,851		0.06%	0.8	29%	2.1	1,615		21%	1	–
0.15% to <0.25%	4,278	1,786	6,064	37%	4,933		0.21%	0.8	26%	2.3	1,864		38%	3	–
0.25% to <0.50%	2,589	1,056	3,645	42%	3,028		0.37%	0.5	30%	1.8	1,500		50%	3	–
0.50% to <0.75%	2,550	2,047	4,597	34%	3,334		0.58%	0.3	32%	1.5	1,700		51%	6	–
0.75% to <2.50%	8,045	2,942	10,987	39%	9,206		1.51%	0.7	17%	2.8	4,318		47%	22	–
2.50% to <10.00%	3,095	52	3,147	37%	3,114		4.02%	0.2	10%	3.3	1,097		35%	13	–
10.00% to <100.00%	69	155	224	45%	139		13.56%	< 0.1	6%	4.6	43		31%	1	–
100.00% (Default)	164	5	168	43%	71		100.00%	< 0.1	41%	1.8	75		106%	95	–
Sub-total	27,897	9,734	37,631	39%	31,676		1.26%	3.3	24%	2.4	12,212		39%	144	95
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects RWA post CCF.
10 / 11

CR6 – Credit risk exposures by portfolio and PD range (continued)
end of 2Q20	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors (thousands)	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	14,521	48,016	62,537	40%	36,043		0.07%	3.1	40%	2.4	8,522		24%	10	–
0.15% to <0.25%	4,580	9,862	14,442	37%	8,205		0.21%	1.3	39%	2.3	3,255		40%	7	–
0.25% to <0.50%	4,533	6,846	11,379	36%	6,814		0.37%	1.8	37%	2.3	3,455		51%	9	–
0.50% to <0.75%	4,906	4,564	9,470	42%	6,507		0.62%	1.3	37%	2.6	4,306		66%	15	–
0.75% to <2.50%	9,898	6,696	16,594	42%	12,280		1.47%	2.2	36%	2.9	11,471		93%	65	–
2.50% to <10.00%	10,797	9,535	20,332	48%	13,825		5.66%	1.7	32%	3.1	23,072		167%	239	–
10.00% to <100.00%	1,315	649	1,964	46%	1,333		20.95%	0.1	33%	2.7	3,384		254%	93	–
100.00% (Default)	1,935	460	2,395	31%	1,573		100.00%	0.2	50%	1.7	1,618		103%	486	–
Sub-total	52,485	86,628	139,112	41%	86,581		3.37%	11.7	38%	2.6	59,083		68%	924	486
Residential mortgages
0.00% to <0.15%	27,915	1,665	29,579	35%	29,526		0.09%	43.8	14%	2.9	2,108		7%	4	–
0.15% to <0.25%	31,422	1,845	33,267	38%	32,120		0.18%	38.4	15%	2.9	4,234		13%	9	–
0.25% to <0.50%	39,615	2,274	41,889	38%	40,475		0.30%	53.0	15%	3.0	7,780		19%	19	–
0.50% to <0.75%	5,945	386	6,331	44%	5,118		0.58%	6.7	17%	2.8	1,740		34%	5	–
0.75% to <2.50%	4,695	579	5,275	32%	4,881		1.22%	6.8	18%	2.6	2,864		59%	11	–
2.50% to <10.00%	471	55	526	8%	475		4.21%	0.7	19%	2.2	569		120%	4	–
10.00% to <100.00%	14	0	14	–	14		16.54%	< 0.1	14%	2.4	27		189%	0	–
100.00% (Default)	637	8	645	74%	611		100.00%	0.3	18%	1.5	648		106%	32	–
Sub-total	110,713	6,812	117,525	37%	113,220		0.82%	149.7	15%	2.9	19,969		18%	82	32
Qualifying revolving retail
0.75% to <2.50%	317	5,702	6,020	0%	340		1.30%	783.7	50%	1.0	84		25%	2	–
10.00% to <100.00%	0	0	0	–	0		0%	91.3	0%	0.0	0		0%	0	–
100.00% (Default)	0	0	0	–	0		100.00%	0.3	50%	1.0	0		106%	0	–
Sub-total	317	5,703	6,020	0%	340		1.30%	875.3	50%	1.0	84		25%	2	0
Other retail
0.00% to <0.15%	49,373	124,636	174,009	6%	57,345		0.04%	50.5	63%	1.3	4,677		8%	15	–
0.15% to <0.25%	3,056	8,726	11,781	8%	3,792		0.18%	3.9	41%	1.3	626		17%	3	–
0.25% to <0.50%	1,518	2,248	3,766	15%	1,844		0.36%	6.0	40%	1.6	468		25%	3	–
0.50% to <0.75%	645	703	1,347	19%	776		0.64%	13.1	42%	2.0	281		36%	2	–
0.75% to <2.50%	4,428	2,141	6,570	21%	4,889		1.60%	76.7	33%	2.1	2,077		42%	26	–
2.50% to <10.00%	4,061	664	4,724	22%	4,204		5.16%	82.8	39%	2.7	2,592		62%	86	–
10.00% to <100.00%	132	6	138	25%	134		27.89%	1.4	38%	1.6	134		100%	15	–
100.00% (Default)	581	52	632	62%	479		100.00%	5.3	86%	1.7	508		106%	375	–
Sub-total	63,793	139,174	202,967	7%	73,463		1.16%	239.7	58%	1.5	11,362		15%	524	375
Sub-total (all portfolios)
0.00% to <0.15%	139,217	178,536	317,753	17%	173,563		0.05%	100.3	37%	1.8	19,313		11%	33	–
0.15% to <0.25%	43,877	22,554	66,431	25%	49,604		0.19%	44.4	23%	2.6	10,225		21%	21	–
0.25% to <0.50%	48,988	12,664	61,652	34%	52,900		0.32%	61.4	20%	2.8	13,691		26%	35	–
0.50% to <0.75%	14,139	7,745	21,883	38%	15,861		0.60%	21.6	30%	2.4	8,123		51%	29	–
0.75% to <2.50%	27,601	18,233	45,834	26%	31,905		1.46%	870.3	28%	2.7	21,178		66%	130	–
2.50% to <10.00%	19,708	10,738	30,446	46%	22,451		5.28%	85.5	30%	3.0	28,631		128%	362	–
10.00% to <100.00%	1,720	866	2,586	45%	1,718		21.10%	92.8	31%	2.9	3,770		219%	117	–
100.00% (Default)	3,604	526	4,130	35%	2,913		100.00%	6.1	49%	1.6	3,039		104%	1,097	–
Sub-total (all portfolios)	298,855	251,861	550,716	21%	350,916		1.53%	1,282.4	31%	2.2	107,970		31%	1,823	1,097
Alternative treatment
Exposures from free deliveries applying standardized risk weights or 100% under the alternative treatment	–	–	–	–	14		–	–	–	–	12		–	–	–
IRB - maturity and export finance buffer	–	–	–	–	–		–	–	–	–	1,312		–	–	–
Total (all portfolios and alternative treatment)	298,855	251,861	550,716	21%	350,930		1.53%	1,282.4	31%	2.2	109,294		31%	1,823	1,097
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects RWA post CCF.
12 / 13

CR6 – Credit risk exposures by portfolio and PD range (continued)
end of 4Q19	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors (thousands)	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	22,619	351	22,970	94%	22,905		0.03%	< 0.1	8%	1.3	467		2%	0	–
0.15% to <0.25%	68	85	153	100%	140		0.22%	< 0.1	47%	2.8	77		55%	0	–
0.25% to <0.50%	71	0	71	–	71		0.37%	< 0.1	53%	1.5	44		61%	0	–
0.50% to <0.75%	49	0	49	–	49		0.64%	< 0.1	42%	4.9	52		105%	0	–
0.75% to <2.50%	63	3	66	45%	64		1.83%	< 0.1	53%	1.6	78		123%	1	–
2.50% to <10.00%	1,067	0	1,067	45%	268		6.31%	< 0.1	51%	2.6	537		201%	9	–
10.00% to <100.00%	20	0	20	0%	20		16.44%	< 0.1	52%	2.5	56		276%	2	–
100.00% (Default)	258	0	258	–	17		100.00%	< 0.1	58%	1.2	18		106%	0	–
Sub-total	24,215	439	24,654	95%	23,534		0.19%	0.1	9%	1.3	1,329		6%	12	0
Institutions - Banks and securities dealer
0.00% to <0.15%	9,093	1,225	10,318	45%	11,373		0.06%	1.6	54%	0.7	1,923		17%	4	–
0.15% to <0.25%	234	147	381	36%	319		0.22%	0.1	50%	1.4	151		47%	0	–
0.25% to <0.50%	635	260	895	45%	718		0.37%	0.2	65%	0.8	588		82%	2	–
0.50% to <0.75%	146	51	197	55%	222		0.61%	0.1	41%	0.6	144		65%	1	–
0.75% to <2.50%	170	221	391	43%	232		1.62%	0.1	56%	1.2	321		139%	2	–
2.50% to <10.00%	697	322	1,019	36%	528		4.81%	0.1	49%	1.3	849		161%	12	–
10.00% to <100.00%	43	7	50	44%	30		27.26%	< 0.1	52%	0.1	87		295%	4	–
100.00% (Default)	14	0	14	–	14		100.00%	< 0.1	55%	3.3	15		106%	0	–
Sub-total	11,032	2,233	13,265	43%	13,436		0.47%	2.2	54%	0.8	4,078		30%	25	0
Institutions - Other institutions
0.00% to <0.15%	693	2,127	2,820	22%	1,182		0.05%	0.4	43%	1.7	167		14%	0	–
0.15% to <0.25%	18	3	21	45%	19		0.23%	< 0.1	30%	1.4	8		40%	0	–
0.25% to <0.50%	14	2	16	45%	15		0.36%	< 0.1	55%	2.4	11		77%	0	–
0.50% to <0.75%	17	6	23	45%	20		0.58%	< 0.1	49%	1.8	17		84%	0	–
0.75% to <2.50%	0	0	0	–	0		1.09%	< 0.1	20%	2.1	0		43%	0	–
2.50% to <10.00%	31	144	175	45%	99		3.94%	< 0.1	6%	4.8	23		23%	0	–
Sub-total	773	2,282	3,055	23%	1,335		0.35%	0.5	41%	1.9	226		17%	0	0
Corporates - Specialized lending
0.00% to <0.15%	6,413	2,141	8,554	33%	7,242		0.06%	0.8	29%	2.0	1,456		20%	1	–
0.15% to <0.25%	4,915	1,406	6,321	34%	5,390		0.20%	0.7	28%	2.3	2,034		38%	3	–
0.25% to <0.50%	2,963	1,294	4,257	35%	3,414		0.37%	0.5	27%	2.3	1,586		47%	3	–
0.50% to <0.75%	2,210	2,209	4,419	36%	3,013		0.58%	0.3	29%	1.5	1,460		48%	5	–
0.75% to <2.50%	8,980	3,198	12,178	36%	10,123		1.45%	0.8	18%	2.7	4,636		46%	24	–
2.50% to <10.00%	3,335	83	3,418	41%	3,369		4.20%	0.2	10%	3.5	1,228		36%	15	–
10.00% to <100.00%	36	0	36	45%	36		17.01%	< 0.1	9%	3.8	20		57%	1	–
100.00% (Default)	492	29	521	45%	398		100.00%	< 0.1	47%	2.6	422		106%	107	–
Sub-total	29,344	10,360	39,704	36%	32,985		2.24%	3.3	23%	2.4	12,842		39%	159	107
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects RWA post CCF.
14 / 15

CR6 – Credit risk exposures by portfolio and PD range (continued)
end of 4Q19	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors (thousands)	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	15,462	44,662	60,124	43%	36,959		0.07%	2.7	40%	2.4	8,499		23%	10	–
0.15% to <0.25%	4,158	8,581	12,739	37%	7,461		0.21%	1.2	36%	2.3	2,857		38%	6	–
0.25% to <0.50%	5,287	13,599	18,886	34%	9,896		0.37%	1.7	36%	2.1	4,851		49%	13	–
0.50% to <0.75%	4,592	3,569	8,161	36%	5,617		0.62%	1.3	42%	2.7	4,313		77%	20	–
0.75% to <2.50%	10,606	9,214	19,820	39%	13,710		1.48%	1.9	38%	2.5	12,911		94%	78	–
2.50% to <10.00%	8,473	18,539	27,012	44%	14,638		5.17%	1.6	34%	2.8	24,514		167%	254	–
10.00% to <100.00%	1,577	574	2,151	51%	1,622		18.24%	0.1	40%	2.0	4,024		248%	110	–
100.00% (Default)	1,058	252	1,310	36%	887		100.00%	0.2	41%	1.8	901		102%	270	–
Sub-total	51,213	98,990	150,203	41%	90,790		2.48%	10.7	38%	2.5	62,870		69%	761	293
Residential mortgages
0.00% to <0.15%	28,093	1,486	29,579	40%	29,628		0.09%	43.5	15%	2.9	2,115		7%	4	–
0.15% to <0.25%	30,660	1,834	32,494	38%	31,350		0.18%	38.2	15%	2.9	4,139		13%	8	–
0.25% to <0.50%	39,937	2,317	42,254	46%	41,003		0.30%	52.9	15%	3.0	7,864		19%	19	–
0.50% to <0.75%	6,183	517	6,700	38%	5,377		0.58%	6.9	17%	2.8	1,843		34%	5	–
0.75% to <2.50%	5,614	682	6,296	35%	5,850		1.24%	7.0	20%	2.7	3,326		57%	15	–
2.50% to <10.00%	622	68	690	10%	629		4.44%	0.8	22%	2.2	697		111%	6	–
10.00% to <100.00%	23	0	23	–	23		17.22%	< 0.1	18%	2.1	53		235%	1	–
100.00% (Default)	503	8	511	82%	482		100.00%	0.3	18%	1.3	512		106%	27	–
Sub-total	111,635	6,912	118,547	40%	114,342		0.72%	149.6	15%	2.9	20,549		18%	85	27
Qualifying revolving retail
0.75% to <2.50%	456	5,410	5,866	–	647		1.30%	794.4	50%	1.0	160		25%	4	–
10.00% to <100.00%	86	0	86	–	86		25.00%	95.9	35%	0.2	91		105%	8	–
100.00% (Default)	8	0	8	5%	3		100.00%	0.3	36%	0.2	3		106%	5	–
Sub-total	550	5,410	5,960	0%	736		4.00%	890.6	48%	0.9	254		34%	17	5
Other retail
0.00% to <0.15%	57,717	134,541	192,258	7%	66,882		0.04%	50.0	63%	1.4	5,278		8%	16	–
0.15% to <0.25%	2,921	8,697	11,618	9%	3,672		0.19%	3.6	39%	1.3	588		16%	3	–
0.25% to <0.50%	1,215	4,546	5,761	13%	1,791		0.36%	5.8	24%	1.3	276		15%	2	–
0.50% to <0.75%	775	1,442	2,217	32%	1,222		0.60%	11.8	41%	1.0	425		35%	3	–
0.75% to <2.50%	3,649	2,490	6,139	24%	4,255		1.49%	84.3	40%	2.0	2,045		48%	25	–
2.50% to <10.00%	4,570	768	5,338	22%	4,737		4.92%	84.2	38%	2.5	2,817		59%	90	–
10.00% to <100.00%	35	4	39	26%	36		17.12%	0.4	48%	1.6	38		104%	3	–
100.00% (Default)	454	43	497	36%	341		100.00%	5.7	72%	1.5	361		106%	170	–
Sub-total	71,336	152,531	223,867	7%	82,936		0.83%	245.8	58%	1.5	11,828		14%	312	170
Sub-total (all portfolios)
0.00% to <0.15%	140,090	186,533	326,623	16%	176,171		0.05%	99.2	41%	1.8	19,905		11%	35	–
0.15% to <0.25%	42,974	20,753	63,727	25%	48,351		0.19%	43.9	22%	2.6	9,854		20%	20	–
0.25% to <0.50%	50,122	22,018	72,140	31%	56,908		0.32%	61.1	20%	2.7	15,220		27%	39	–
0.50% to <0.75%	13,972	7,794	21,766	36%	15,520		0.60%	20.4	31%	2.3	8,254		53%	34	–
0.75% to <2.50%	29,538	21,218	50,756	27%	34,881		1.43%	888.4	30%	2.5	23,477		67%	149	–
2.50% to <10.00%	18,795	19,924	38,719	43%	24,268		4.97%	86.9	32%	2.8	30,665		126%	386	–
10.00% to <100.00%	1,820	585	2,405	51%	1,853		18.62%	96.4	39%	1.9	4,369		236%	129	–
100.00% (Default)	2,787	332	3,119	38%	2,142		100.00%	6.5	42%	1.8	2,232		104%	579	–
Sub-total (all portfolios)	300,098	279,157	579,255	22%	360,094		1.29%	1,302.8	33%	2.2	113,976		32%	1,371	602
Alternative treatment
Exposures from free deliveries applying standardized risk weights or 100% under the alternative treatment	–	–	–	–	7		–	–	–	–	2		–	–	–
IRB - maturity and export finance buffer	–	–	–	–	–		–	–	–	–	1,276		–	–	–
Total (all portfolios and alternative treatment)	300,098	279,157	579,255	22%	360,101		1.29%	1,302.8	33%	2.2	115,254		32%	1,371	602
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects RWA post CCF.
16 / 17

Credit derivatives used as CRM techniques
The following table presents the effect on RWA of credit derivatives used as CRM techniques by portfolio.
For exposures covered by recognized credit derivatives, the substitution approach is applied, which means the risk weight of the obligor is substituted with the risk weight of the protection provider. The CRM effect is reflected according to the actual post-risk mitigation asset class for pre-credit derivatives and actual RWA. The table does not include the impact of certain immaterial positions where the credit derivative was recognized with an adjustment to LGD.
CR7 – Effect on risk-weighted assets of credit derivatives used as CRM techniques
	2Q20		4Q19
end of	Pre-credit derivatives RWA	Actual RWA	Pre-credit derivatives RWA	Actual RWA
CHF million
Sovereigns - A-IRB	1,405	1,405	1,329	1,329
Institutions - Banks and securities dealers - A-IRB	3,822	3,728	4,178	4,080
Institutions - Other institutions - A-IRB	128	128	226	226
Corporates - Specialized lending - A-IRB	16,508	16,508	17,054	17,054
Corporates without specialized lending - A-IRB	59,148	59,092	62,914	62,870
Residential mortgages	19,969	19,969	20,549	20,549
Qualifying revolving retail	84	84	254	254
Other retail	11,362	11,362	11,828	11,828
Maturity and export finance buffer - IRB	1,312	1,312	1,276	1,276
Total	113,739	113,589	119,608	119,466
Includes RWA related to the A-IRB approach and supervisory slotting approach.
RWA flow statements of credit risk exposures under IRB
The following table presents the 2Q20 flow statement explaining the variations in the credit risk RWA determined under the IRB approach.
Credit risk RWA under IRB decreased CHF 6.8 billion to CHF 113.6 billion compared to the end of 1Q20, primarily driven by a decrease in asset size, which was mainly driven by lower lending risk exposures and new securitization structures.
CR8 – Risk-weighted assets flow statements of credit risk exposures under IRB
2Q20
CHF million
Risk-weighted assets at beginning of period	120,427
Asset size	(6,886)
Asset quality	626
Model and parameter updates	85
Foreign exchange impact	(663)
Risk-weighted assets at end of period	113,589
Includes RWA related to the A-IRB approach and supervisory slotting approach.
Definition of risk-weighted assets movement components related to credit risk and CCR
Description	Definition
Asset size	Represents changes on the portfolio size arising in the ordinary course of business (including new businesses). Asset size also includes movements arising from the application of the comprehensive approach with regard to the treatment of financial collateral
Asset quality/credit quality of counterparties	Represents changes in average risk weighting across credit risk classes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category

Specialized lending
The following tables present the carrying values, exposure amounts and RWA for the Group’s specialized lending under the supervisory slotting approach.
CR10 – Specialized lending
end of		On- balance sheet amount	Off- balance sheet amount	Risk weight		Exposure amount	[1]	RWA	Expected losses
2Q20 (CHF million, except where indicated)
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong	Less than 2.5 years	190	445	50%		434		230	0
	Equal to or more than 2.5 years	580	444	70%		825		612	3
Good	Less than 2.5 years	436	218	70%		556		412	2
	Equal to or more than 2.5 years	758	168	90%		850		811	7
Satisfactory		1,122	75	115%	[2]	1,163		1,417	33
Weak		124	44	250%		148		393	12
Default		32	0	–		32		0	16
Total		3,240	1,394	–		4,008		3,876	73
High-volatility commercial real estate
Regulatory categories and remaining maturity
Strong	Equal to or more than 2.5 years	41	48	95%		67		67	0
Good	Equal to or more than 2.5 years	23	13	120%		31		40	0
Satisfactory		36	0	140%		36		54	1
Weak		98	0	250%		98		258	8
Default		11	2	–		13		0	6
Total		208	64	–		244		419	16
4Q19 (CHF million, except where indicated)
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong	Less than 2.5 years	154	509	50%		433		229	0
	Equal to or more than 2.5 years	756	403	70%		977		725	4
Good	Less than 2.5 years	332	159	70%		419		311	2
	Equal to or more than 2.5 years	788	828	90%		1,180		1,126	9
Satisfactory		610	138	115%	[2]	687		837	19
Weak		64	5	250%		67		178	5
Default		8	0	–		8		0	4
Total		2,712	2,042	–		3,771		3,406	43
High-volatility commercial real estate
Regulatory categories and remaining maturity
Strong	Equal to or more than 2.5 years	28	67	95%		65		65	0
Good	Equal to or more than 2.5 years	114	17	120%		123		156	0
Satisfactory		149	37	140%		169		251	5
Weak		126	0	250%		126		334	10
Default		8	2	–		10		0	5
Total		425	123	–		493		806	20
1 Exposure amounts in connection with IPRE.
2 For a portion of the exposure, a risk weight of 120% is applied.

Equity positions in the banking book
For equity type securities in the banking book, risk weights are determined using the simple risk-weight approach, which differentiates by equity sub-asset types, such as exchange-traded and other equity exposures.
CR10 – Equity positions in the banking book under the simple risk-weight approach
end of	On-balance sheet amount	Off-balance sheet amount	Risk weight	Exposure amount	RWA
2Q20 (CHF million)
Exchange-traded equity exposures	52	0	300%	52	165
Other equity exposures	1,435	0	400%	1,435	6,085
Total	1,487	0	–	1,487	6,250
4Q19 (CHF million)
Exchange-traded equity exposures	31	0	300%	31	99
Other equity exposures	2,383	0	400%	2,383	10,104
Total	2,414	0	–	2,414	10,203

Counterparty credit risk
General
Counterparty exposure
CCR arises from over-the-counter (OTC) and exchange-traded derivatives, as well securities financing transactions (SFTs), such as repurchase agreements, securities lending and borrowing and other similar products. CCR exposures depend on the value of underlying market factors, for example, interest rates and foreign exchange rates, which may be volatile.
Credit Suisse has received approval from FINMA to use the IMM for measuring CCR for the majority of the derivatives and the VaR model for SFTs.
Details of counterparty credit risk exposures
Analysis of counterparty credit risk exposure by approach
The following table presents a comprehensive view of the methods used to calculate CCR regulatory requirements and the main parameters used within each method.
CCR1 – Analysis of counterparty credit risk exposure by approach
end of	Re-placement cost	PFE	EEPE	Alpha used for computing regulatory EAD		EAD post-CRM	RWA
2Q20 (CHF million, except where indicated)
SA-CCR (for derivatives)	2,782	4,815	–	1.4		10,636	3,669
IMM (for derivatives)	–	–	22,226	1.6	[1]	35,401	9,601
Comprehensive Approach for CRM (for SFTs)	–	–	–	–		2	1
VaR for SFTs	–	–	–	–		51,201	9,334
Total	–	–	–	–		97,240	22,605
4Q19 (CHF million, except where indicated)
SA-CCR (for derivatives) [2]	2,323	2,474	–	1.0		4,797	1,778
IMM (for derivatives)	–	–	20,720	1.4 - 1.6	[1]	31,462	11,336
Comprehensive Approach for CRM (for SFTs)	–	–	–	–		3	1
VaR for SFTs	–	–	–	–		30,825	5,810
Total	–	–	–	–		67,087	18,925
1 Alpha factor is set equal to 1.0 in case of wrong way risk.
2 Calculated under the current exposure method.
CVA capital charge
The following table presents the CVA regulatory calculations by advanced and standardized approaches.
RWA increased CHF 8.5 billion to CHF 15.3 billion compared to the end of 4Q19, mainly reflecting higher underlying derivatives exposures across counterparties driven by market volatility. The increase also reflected methodology and policy changes related to the phase-in of SA-CCR for derivatives.
CCR2 – CVA capital charge
	2Q20		4Q19
end of	EAD post-CRM	RWA	EAD post-CRM	RWA
CHF million
Total portfolios subject to the advanced CVA capital charge	44,355	15,078	33,982	6,723
of which VaR component (including the 3 x multiplier)	–	7,582	–	1,529
of which stressed VaR component (including the 3 x multiplier)	–	7,496	–	5,194
All portfolios subject to the standardized CVA capital charge	165	265	151	169
Total subject to the CVA capital charge	44,520	15,343	34,133	6,892
EAD post-CRM is disclosed as of the end of the period (end of day), whereas the RWA is an average as of the last 12 weeks.

CCR exposures by regulatory portfolio and risk weight – standardized approach
The following table presents a breakdown of CCR exposures by regulatory portfolio (type of counterparties) and by risk weight (riskiness attributed to the exposure according to the standardized approach).
CCR3 – CCR exposures by regulatory portfolio and risk weight - standardized approach
	Risk weight
end of	0%	20%	50%	75%	100%	150%	Exposures post-CCF and CRM
2Q20 (CHF million)
Sovereigns	689	0	0	0	2	0	691
Institutions - Banks and securities dealer	0	369	495	0	1	41	906
Institutions - Other institutions	0	0	296	0	1	0	297
Corporates	0	199	11	0	1,591	26	1,827
Retail	0	0	0	57	231	0	288
Other exposures	0	0	0	0	672	0	672
Total	689	568	802	57	2,498	67	4,681
4Q19 (CHF million)
Sovereigns	456	0	0	0	2	0	458
Institutions - Banks and securities dealer	0	285	464	0	51	15	815
Corporates	18	1,215	133	0	1,277	37	2,680
Retail	0	0	0	0	3	0	3
Other exposures	0	0	0	0	737	0	737
Total	474	1,500	597	0	2,070	52	4,693

CCR exposures by portfolio and PD scale – IRB models
The following table presents all relevant parameters used for the calculation of CCR capital requirements for IRB models.
CCR4 – CCR exposures by portfolio and PD scale - IRB models
end of 2Q20	EAD post- CRM	Average PD	Number of obligors (thousands)	Average LGD	Average maturity (years)	RWA	RWA density
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	2,742	0.03%	< 0.1	48%	0.3	121	4%
0.15% to <0.25%	0	0.22%	< 0.1	58%	1.0	0	44%
0.25% to <0.50%	164	0.37%	< 0.1	44%	0.8	71	44%
0.75% to <2.50%	0	1.10%	< 0.1	42%	1.0	0	75%
2.50% to <10.00%	250	3.75%	< 0.1	44%	0.8	299	120%
Sub-total	3,156	0.34%	< 0.1	47%	0.4	492	16%
Institutions - Banks and securities dealer
0.00% to <0.15%	16,130	0.06%	0.4	58%	0.6	3,104	19%
0.15% to <0.25%	498	0.22%	< 0.1	60%	0.8	238	48%
0.25% to <0.50%	723	0.37%	< 0.1	58%	0.7	473	65%
0.50% to <0.75%	198	0.64%	< 0.1	50%	0.4	133	67%
0.75% to <2.50%	378	1.78%	< 0.1	54%	0.3	449	119%
2.50% to <10.00%	227	4.30%	< 0.1	53%	0.4	339	149%
10.00% to <100.00%	23	27.24%	< 0.1	58%	0.9	73	321%
Sub-total	18,177	0.21%	0.8	58%	0.6	4,808	26%
Institutions - Other institutions
0.00% to <0.15%	139	0.04%	< 0.1	28%	0.8	11	8%
0.15% to <0.25%	6	0.16%	< 0.1	0%	0.2	0	0%
Sub-total	145	0.04%	< 0.1	27%	0.8	11	8%
Corporates - Specialized lending
0.75% to <2.50%	38	1.84%	< 0.1	50%	1.0	40	107%
2.50% to <10.00%	17	3.71%	< 0.1	50%	1.0	23	139%
Sub-total	55	2.42%	< 0.1	50%	1.0	64	117%

CCR4 – CCR exposures by portfolio and PD scale - IRB models (continued)
end of 2Q20	EAD post- CRM	Average PD	Number of obligors (thousands)	Average LGD	Average maturity (years)	RWA	RWA density
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	57,570	0.05%	10.1	49%	0.4	6,179	11%
0.15% to <0.25%	2,275	0.21%	1.0	48%	1.0	831	37%
0.25% to <0.50%	1,571	0.37%	0.9	60%	0.9	1,058	67%
0.50% to <0.75%	841	0.64%	0.8	69%	0.7	919	109%
0.75% to <2.50%	2,619	1.48%	1.4	73%	0.7	4,239	162%
2.50% to <10.00%	1,365	5.56%	0.7	43%	1.0	3,107	228%
10.00% to <100.00%	36	18.78%	< 0.1	39%	1.0	105	290%
100.00% (Default)	6	100.00%	< 0.1	50%	1.0	6	106%
Sub-total	66,283	0.26%	15.0	50%	0.5	16,445	25%
Other retail
0.00% to <0.15%	3,707	0.06%	5.0	64%	1.5	445	12%
0.15% to <0.25%	585	0.17%	0.5	27%	1.3	65	11%
0.25% to <0.50%	205	0.32%	1.0	75%	1.0	86	42%
0.50% to <0.75%	24	0.57%	4.7	41%	1.7	8	34%
0.75% to <2.50%	55	1.19%	0.6	48%	1.1	30	54%
2.50% to <10.00%	89	4.48%	0.2	52%	1.0	71	80%
10.00% to <100.00%	0	12.46%	< 0.1	65%	1.0	0	125%
100.00% (Default)	4	100.00%	< 0.1	31%	1.0	4	106%
Sub-total	4,669	0.27%	12.0	59%	1.4	709	15%
Total (all portfolios)
0.00% to <0.15%	80,288	0.05%	15.7	52%	0.5	9,860	12%
0.15% to <0.25%	3,364	0.21%	1.6	46%	1.0	1,133	34%
0.25% to <0.50%	2,663	0.37%	2.0	59%	0.8	1,688	63%
0.50% to <0.75%	1,063	0.64%	5.6	65%	0.7	1,061	100%
0.75% to <2.50%	3,090	1.51%	2.2	70%	0.7	4,758	154%
2.50% to <10.00%	1,948	5.12%	1.0	45%	0.9	3,840	197%
10.00% to <100.00%	59	22.05%	< 0.1	46%	1.0	178	302%
100.00% (Default)	10	100.00%	< 0.1	42%	1.0	10	106%
Total (all portfolios)	92,485	0.25%	28.0	52%	0.5	22,529	24%
SA-CCR phase-in relief [1]	–	–	–	–	–	(3,129)	–
Total (all portfolios including SA-CCR phase-in relief)	92,485	0.25%	28.0	52%	0.5	19,400	21%
1 In response to the COVID-19 pandemic, FINMA has advised the Group that it may phase in the impact that arises from certain Basel III revisions to the capital requirements equally throughout 2020.
EAD post-CRM increased CHF 30.2 billion to CHF 92.5 billion, compared to the end of 4Q19, primarily reflecting increases in corporates without specialized lending and institutions – banks and securities dealer.

CCR4 – CCR exposures by portfolio and PD scale - IRB models
end of 4Q19	EAD post- CRM	Average PD	Number of obligors (thousands)	Average LGD	Average maturity (years)	RWA	RWA density
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	1,892	0.03%	< 0.1	47%	0.3	79	4%
0.15% to <0.25%	133	0.22%	< 0.1	41%	1.0	41	31%
0.25% to <0.50%	38	0.37%	< 0.1	53%	0.0	16	42%
0.50% to <0.75%	0	0.64%	< 0.1	42%	1.0	0	59%
2.50% to <10.00%	242	5.92%	< 0.1	46%	0.7	364	150%
Sub-total	2,305	0.66%	< 0.1	46%	0.4	500	22%
Institutions - Banks and securities dealer
0.00% to <0.15%	11,891	0.06%	0.5	58%	0.7	2,360	20%
0.15% to <0.25%	279	0.22%	0.1	59%	0.9	142	51%
0.25% to <0.50%	671	0.37%	0.1	56%	0.8	443	66%
0.50% to <0.75%	115	0.64%	< 0.1	47%	0.6	77	67%
0.75% to <2.50%	417	1.77%	0.1	53%	0.5	501	120%
2.50% to <10.00%	139	4.92%	0.1	53%	0.9	222	160%
10.00% to <100.00%	19	27.94%	< 0.1	40%	1.0	43	228%
Sub-total	13,531	0.23%	0.8	58%	0.7	3,788	28%
Institutions - Other institutions
0.00% to <0.15%	145	0.05%	< 0.1	45%	1.0	17	12%
0.15% to <0.25%	7	0.24%	< 0.1	31%	1.0	2	25%
0.50% to <0.75%	0	0.58%	< 0.1	44%	1.0	0	59%
Sub-total	152	0.06%	< 0.1	45%	1.0	19	12%
Corporates - Specialized lending
0.25% to <0.50%	0	0.37%	< 0.1	50%	1.0	0	46%
0.75% to <2.50%	11	1.20%	< 0.1	50%	1.0	9	89%
2.50% to <10.00%	3	4.34%	< 0.1	50%	1.0	4	147%
Sub-total	14	1.84%	< 0.1	50%	1.0	13	101%

CCR4 – CCR exposures by portfolio and PD scale - IRB models (continued)
end of 4Q19	EAD post- CRM	Average PD	Number obligors (thousands)	Average LGD	Average maturity (years)	RWA	RWA density
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	36,534	0.05%	9.8	48%	0.5	4,157	11%
0.15% to <0.25%	2,082	0.21%	0.8	51%	0.9	814	39%
0.25% to <0.50%	1,118	0.37%	0.5	54%	0.9	650	58%
0.50% to <0.75%	737	0.63%	0.4	61%	0.8	696	94%
0.75% to <2.50%	1,586	1.46%	1.1	71%	0.7	2,484	157%
2.50% to <10.00%	1,199	5.40%	0.6	41%	1.0	2,556	213%
10.00% to <100.00%	14	19.81%	< 0.1	48%	1.0	45	317%
100.00% (Default)	5	100.00%	< 0.1	49%	1.0	5	106%
Sub-total	43,275	0.29%	13.3	49%	0.5	11,407	26%
Other retail
0.00% to <0.15%	2,518	0.05%	3.0	60%	1.0	214	8%
0.15% to <0.25%	219	0.20%	0.4	39%	1.0	36	16%
0.25% to <0.50%	112	0.32%	0.3	50%	0.9	33	29%
0.50% to <0.75%	87	0.58%	0.5	49%	1.1	35	40%
0.75% to <2.50%	64	1.80%	< 0.1	49%	1.0	42	65%
2.50% to <10.00%	49	5.55%	< 0.1	52%	1.0	40	82%
10.00% to <100.00%	3	20.01%	< 0.1	31%	1.1	2	73%
100.00% (Default)	0	100.00%	< 0.1	53%	1.0	0	100%
Sub-total	3,052	0.23%	4.3	57%	1.0	402	13%
Total (all portfolios)
0.00% to <0.15%	52,980	0.05%	13.4	51%	0.5	6,827	13%
0.15% to <0.25%	2,720	0.21%	1.3	50%	0.9	1,035	38%
0.25% to <0.50%	1,939	0.37%	0.9	54%	0.8	1,142	59%
0.50% to <0.75%	939	0.63%	0.9	58%	0.8	808	86%
0.75% to <2.50%	2,078	1.53%	1.3	67%	0.7	3,036	146%
2.50% to <10.00%	1,632	5.44%	0.7	44%	0.9	3,186	195%
10.00% to <100.00%	36	24.04%	< 0.1	43%	1.0	90	248%
100.00% (Default)	5	100.00%	< 0.1	49%	1.0	5	106%
Total (all portfolios)	62,329	0.29%	18.5	52%	0.6	16,129	26%

Composition of collateral for CCR exposure
The following table presents a breakdown of all types of collateral posted or received by banks to support or reduce CCR exposures related to derivative transactions or SFTs, including transactions cleared through a CCP. For disclosure purposes, the collateral values are presented as the market value of the collateral without any adjustments for haircuts.
CCR5 – Composition of collateral for CCR exposure
	Collateral used in derivative transactions						Collateral used in SFTs
	Fair value of collateral received			Fair value of posted collateral			Fair value of collateral received		Fair value of posted collateral
end of	Segregated	Unsegregated	Total	Segregated	Unsegregated	Total
2Q20 (CHF million)
Cash - domestic currency	0	3,457	3,457	639	2,682	3,321	389		5,661
Cash - other currencies	0	52,674	52,674	0	43,770	43,770	104,225		172,457
Domestic sovereign debt	0	106	106	0	33	33	3,560		259
Other sovereign debt	0	30,091	30,091	2,770	14,306	17,076	216,073		145,098
Government agency debt	0	177	177	0	9	9	1,443		6,300
Corporate bonds	0	7,708	7,708	0	279	279	73,289		25,723
Equity securities	0	7,058	7,058	3,657	636	4,293	230,354	[1]	103,584	[1]
Other collateral	0	2,827	2,827	3	19	22	28,889		23,596
Total	0	104,098	104,098	7,069	61,734	68,803	658,222		482,678
4Q19 (CHF million)
Cash - domestic currency	0	3,851	3,851	0	3,017	3,017	319		4,687
Cash - other currencies	0	42,489	42,489	0	37,683	37,683	95,382		167,728
Domestic sovereign debt	0	689	689	0	34	34	2,195		263
Other sovereign debt	0	27,337	27,337	2,701	17,710	20,411	210,219		130,338
Government agency debt	0	194	194	0	56	56	1,141		9,202
Corporate bonds	0	6,308	6,308	0	143	143	68,251		22,708
Equity securities	0	10,982	10,982	1,883	1,610	3,493	249,434	[1]	108,436	[1]
Other collateral	0	4,631	4,631	2	7	9	29,219		18,537
Total	0	96,481	96,481	4,586	60,260	64,846	656,160		461,899
1
The Equity Prime Brokerage business consists of clients acquiring long and short positions in the market in a Credit Suisse account along with the appropriate margins. In the case of a counterparty default, Credit Suisse gains control over the long positions and are free to sell them to cover the exposure and the long positions are thus considered as "collateral received". On the other hand, the short positions are considered as "trades" and are not reported in the disclosure as "posted collateral".

Credit derivatives exposures
The following table presents the extent of the Group’s exposures to credit derivative transactions as protection bought or sold.
CCR6 – Credit derivatives exposures
	2Q20		4Q19
end of	Protection bought	Protection sold	Protection bought	Protection sold
Notionals (CHF billion)
Single-name CDS	111.9	91.7	111.4	92.4
Index CDS	202.6	171.3	174.3	133.6
Total return swaps	8.5	7.3	8.0	8.7
Credit options	0.5	0.0	0.5	0.0
Other credit derivatives	51.9	30.2	73.9	36.0
of which credit default swaptions	51.9	30.2	73.9	36.0
Total notionals	375.4	300.5	368.1	270.7
Fair values (CHF billion)
Positive fair value (asset)	4.6	2.3	1.7	5.6
Negative fair value (liability)	3.8	3.7	7.5	1.5
Includes the client leg of cleared credit derivatives.
RWA flow statements of CCR exposures under IMM
The following table presents the 2Q20 flow statement explaining changes in CCR RWA determined under the IMM for CCR (derivatives and SFTs).
CCR7 – Risk-weighted assets flow statements of CCR exposures under IMM
2Q20
CHF million
Risk-weighted assets at beginning of period	20,702
Asset size	(1,767)
Credit quality of counterparties	(1,001)
Methodology and policy changes	1,391
Foreign exchange impact	(337)
Risk-weighted assets at end of period	18,988
> Refer to “RWA flow statements of credit risk exposures under IRB” (page 18) in Credit risk for definitions of the RWA flow statements components.
CCR RWA under IMM decreased 8% to CHF 19.0 billion compared to the end of 1Q20, primarily driven by decreases relating to movements in risk levels partially offset by methodology and policy changes. The decrease in risk levels attributable to asset size was primarily driven by decreased derivatives exposures due to volatility. In addition, the pro-cyclicality relief of the exposure modeling approach for derivatives granted by FINMA in 1Q20 was removed. The improvement in credit quality reflects new CDS hedges on the SFT portfolio. The movement in methodology and policy changes reflected the phase-in of certain Basel III revisions for counterparty credit risk including SA-CCR for derivatives.
Exposures to central counterparties
The following table presents a comprehensive picture of the Group’s exposure to CCPs.
CCR8 – Exposures to central counterparties
	2Q20		4Q19
end of	EAD (post-CRM)	RWA	EAD (post-CRM)	RWA
CHF million
QCCPs
Exposures for trades at QCCPs	22,205	464	16,855	361
of which OTC derivatives	12,696	274	9,560	215
of which exchange-traded derivatives	8,670	173	7,009	140
of which SFTs	839	17	286	6
Segregated initial margin	2,844	–	2,976	–
Non-segregated initial margin [1]	–	–	192	4
Pre-funded default fund contributions	3,700	788	3,330	969
Total exposures to QCCPs	–	1,252	–	1,334
Non-QCCPs
Exposures for trades at non-QCCPs	36	36	82	82
of which SFTs	36	36	82	82
Pre-funded default fund contributions	1	12	2	24
Total exposures to non-QCCPs	–	48	–	106
1 Exposures associated with initial margin, where the exposures are measured under the IMM/SA-CCR, have been included within the exposures for trades.

Securitization
Securitization exposures in the banking book
Securitization exposures presented in the following table represent the EAD.
Securitization exposures in the banking book where the Group acts as originator increased CHF 2.3 billion compared to the end of 4Q19, primarily relating to new collateralized debt obligations (CDO)/collateralized loan obligations (CLO) securitizations.
Securitization exposures in the banking book where the Group acts as investor increased CHF 1.1 billion compared to the end of 4Q19, primarily relating to residential mortgages.
SEC1 – Securitization exposures in the banking book
	Bank acts as originator			Bank acts as sponsor			Bank acts as investor
end of	Traditional	Synthetic	Total	Traditional	Synthetic	Total	Traditional	Synthetic	Total
2Q20 (CHF million)
Commercial mortgages	48	0	48	0	0	0	309	4	313
Residential mortgages	159	0	159	0	0	0	2,996	252	3,248
CDO/CLO	976	39,542	40,518	844	0	844	2,520	0	2,520
Other ABS	544	0	544	5,940	0	5,940	6,246	298	6,544
Total	1,727	39,542	41,269	6,784	0	6,784	12,071	554	12,625
4Q19 (CHF million)
Commercial mortgages	49	0	49	0	0	0	320	3	323
Residential mortgages	197	0	197	0	0	0	1,612	244	1,856
CDO/CLO	977	37,047	38,024	966	0	966	2,437	5	2,442
Other ABS	719	0	719	6,015	0	6,015	6,709	222	6,931
Total	1,942	37,047	38,989	6,981	0	6,981	11,078	474	11,552
Securitization exposures in the trading book
SEC2 – Securitization exposures in the trading book
	Bank acts as originator			Bank acts as sponsor			Bank acts as investor
end of	Traditional	Synthetic	Total	Traditional	Synthetic	Total	Traditional	Synthetic	Total
2Q20 (CHF million)
Commercial mortgages	90	0	90	0	0	0	675	24	699
Residential mortgages	120	0	120	0	0	0	3,031	22	3,053
Other ABS	0	0	0	0	0	0	233	69	302
CDO/CLO	0	0	0	0	0	0	234	20	254
Total	210	0	210	0	0	0	4,173	135	4,308
4Q19 (CHF million)
Commercial mortgages	72	0	72	0	0	0	1,838	347	2,185
Residential mortgages	160	2	162	0	0	0	3,258	42	3,300
Other ABS	1	0	1	0	0	0	360	102	462
CDO/CLO	7	0	7	0	0	0	372	26	398
Total	240	2	242	0	0	0	5,828	517	6,345

Calculation of capital requirements
The following tables present the securitization exposures in the banking book and the associated regulatory capital requirements.
SEC3 – Securitization exposures in the banking book and associated regulatory capital requirements - Credit Suisse acting as originator or as sponsor
	Exposure value (by RW band)					Exposure value (by regulatory approach)				RWA (by regulatory approach)				Capital charge after cap
end of	<=20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW
2Q20 (CHF million)
Total exposures	39,882	6,416	1,061	635	59	40,733	707	6,554	59	8,017	772	1,558	738	603	56	125	59
Traditional securitization	5,136	1,759	993	587	36	1,396	707	6,372	36	861	772	1,489	450	31	56	119	36
of which securitization	5,136	1,759	993	587	17	1,396	707	6,372	17	861	772	1,489	216	31	56	119	17
of which retail underlying	2,565	533	282	16	12	0	483	2,913	12	0	342	571	150	0	22	46	12
of which wholesale	2,571	1,226	711	571	5	1,396	224	3,459	5	861	430	918	66	31	34	73	5
of which re-securitization	0	0	0	0	19	0	0	0	19	0	0	0	234	0	0	0	19
of which senior	0	0	0	0	15	0	0	0	15	0	0	0	192	0	0	0	15
of which non-senior	0	0	0	0	4	0	0	0	4	0	0	0	42	0	0	0	4
Synthetic securitization	34,746	4,657	68	48	23	39,337	0	182	23	7,156	0	69	288	572	0	6	23
of which securitization	34,746	4,657	68	48	23	39,337	0	182	23	7,156	0	69	288	572	0	6	23
of which retail underlying	1,498	77	0	4	4	1,580	0	0	4	328	0	0	52	26	0	0	4
of which wholesale	33,248	4,580	68	44	19	37,757	0	182	19	6,828	0	69	236	546	0	6	19
4Q19 (CHF million)
Total exposures	40,996	3,444	672	794	64	38,568	1,251	6,087	64	7,621	1,050	1,337	799	573	78	108	64
Traditional securitization	4,798	2,725	605	751	44	1,541	1,251	6,087	44	931	1,050	1,337	552	38	78	108	44
of which securitization	4,798	2,725	605	748	13	1,541	1,251	6,084	13	931	1,050	1,303	172	38	78	105	13
of which retail underlying	2,183	1,581	227	42	8	0	767	3,265	8	0	504	620	103	0	34	50	8
of which wholesale	2,615	1,144	378	706	5	1,541	484	2,819	5	931	546	683	69	38	44	55	5
of which re-securitization	0	0	0	3	31	0	0	3	31	0	0	34	380	0	0	3	31
of which senior	0	0	0	0	27	0	0	0	27	0	0	0	332	0	0	0	27
of which non-senior	0	0	0	3	4	0	0	3	4	0	0	34	48	0	0	3	4
Synthetic securitization	36,198	719	67	43	20	37,027	0	0	20	6,690	0	0	247	535	0	0	20
of which securitization	36,198	719	67	43	20	37,027	0	0	20	6,690	0	0	247	535	0	0	20
of which retail underlying	1,678	85	0	3	6	1,766	0	0	6	359	0	0	69	29	0	0	6
of which wholesale	34,520	634	67	40	14	35,261	0	0	14	6,331	0	0	178	506	0	0	14
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SEC4 – Securitization exposures in the banking book and associated regulatory capital requirements - Credit Suisse acting as investor
	Exposure value (by RW band)					Exposure value (by regulatory approach)				RWA (by regulatory approach)				Capital charge after cap
end of	<=20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW
2Q20 (CHF million)
Total exposures	8,970	2,544	788	322	1	2,172	978	9,474	1	326	444	3,299	12	26	35	193	1
Traditional securitization	8,739	2,316	706	311	0	2,172	659	9,240	0	326	292	3,255	0	26	23	190	0
of which securitization	8,739	2,316	706	132	0	2,172	659	9,061	0	326	292	3,008	0	26	23	170	0
of which retail underlying	5,002	1,497	345	55	0	0	158	6,740	0	0	84	1,676	0	0	7	114	0
of which wholesale	3,737	819	361	77	0	2,172	501	2,321	0	326	208	1,332	0	26	16	56	0
of which re-securitization	0	0	0	179	0	0	0	179	0	0	0	247	0	0	0	20	0
of which non-senior	0	0	0	179	0	0	0	179	0	0	0	247	0	0	0	20	0
Synthetic securitization	231	228	82	11	1	0	319	234	1	0	152	44	12	0	12	3	1
of which securitization	231	228	82	11	0	0	319	234	0	0	152	44	0	0	12	3	0
of which retail underlying	93	228	82	11	0	0	315	100	0	0	151	24	0	0	12	2	0
of which wholesale	138	0	0	0	0	0	4	134	0	0	1	20	0	0	0	1	0
of which re-securitization	0	0	0	0	1	0	0	0	1	0	0	0	12	0	0	0	1
of which senior	0	0	0	0	1	0	0	0	1	0	0	0	12	0	0	0	1
4Q19 (CHF million)
Total exposures	8,482	2,028	716	325	1	2,273	1,354	7,924	1	341	440	3,185	11	27	35	182	1
Traditional securitization	8,301	1,838	627	313	0	2,273	1,037	7,769	0	341	287	3,158	1	27	23	180	0
of which securitization	8,301	1,838	496	313	0	2,273	1,037	7,637	0	341	287	3,027	1	27	23	169	0
of which retail underlying	3,885	1,570	69	61	0	0	555	5,031	0	0	137	1,378	1	0	11	88	0
of which wholesale	4,416	268	427	252	0	2,273	482	2,606	0	341	150	1,649	0	27	12	81	0
of which re-securitization	0	0	131	0	0	0	0	132	0	0	0	131	0	0	0	11	0
of which non-senior	0	0	131	0	0	0	0	132	0	0	0	131	0	0	0	11	0
Synthetic securitization	181	190	89	12	1	0	317	155	1	0	153	27	10	0	12	2	1
of which securitization	181	190	89	12	0	0	317	155	0	0	153	27	0	0	12	2	0
of which retail underlying	106	184	89	7	0	0	244	141	0	0	135	25	0	0	11	2	0
of which wholesale	75	6	0	5	0	0	73	14	0	0	18	2	0	0	1	0	0
of which re-securitization	0	0	0	0	1	0	0	0	1	0	0	0	10	0	0	0	1
of which senior	0	0	0	0	1	0	0	0	1	0	0	0	10	0	0	0	1
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Market risk
General
We use the advanced approach for calculating the market risk capital requirements for the majority of our market risk exposures. As of June 30, 2020, 92% of our market risk RWA are computed using internal models. In line with regulatory requirements, the standardized measurement method (SMM) is used for the specific risk of securitized exposures.
Market risk under standardized approach
The following table shows the components of the capital requirement under the standardized approach for market risk.
MR1 – Market risk under standardized approach
end of	2Q20	4Q19
Risk-weighted assets (CHF million)
Securitization	1,792	1,981
Total risk-weighted assets	1,792	1,981
Market risk under internal model approach
RWA flow statements of market risk exposures under an IMA
The following table presents the 2Q20 flow statement explaining variations in the market risk RWA determined under an internal model approach (IMA).
Market risk RWA under an IMA increased 23% to CHF 20.3 billion compared to the end of 1Q20, primarily due to the increase in average regulatory VaR and risks not in VaR (RNIV), which were driven by significant volatility increases in global financial markets which started in March and continued into April 2020. Although the average regulatory VaR levels were higher in 2Q20 as compared to 1Q20, the end of day levels between the beginning and the end of 2Q20 for both regulatory VaR and stressed VaR decreased significantly, due to a material decline in risk levels, driven by risk mitigation activities in response to the increased market volatility.
MR2 – Risk-weighted assets flow statements of market risk exposures under an IMA
2Q20	Regulatory VaR	Stressed VaR	IRC	Other	[1]	Total
CHF million
Risk-weighted assets at beginning of period	3,303	6,305	1,767	5,083		16,458
Regulatory adjustment	3,600	3,473	0	236		7,309
Risk-weighted assets at beginning of period (end of day)	6,903	9,778	1,767	5,319		23,767
Movement in risk levels	(7,998)	(3,392)	(340)	1,352		(10,378)
Model and parameter updates	4,727	16	0	(101)		4,642
Foreign exchange impact	(91)	(121)	(20)	(106)		(338)
Risk-weighted assets at end of period (end of day)	3,541	6,281	1,407	6,464		17,693
Regulatory adjustment	1,584	336	0	644		2,564
Risk-weighted assets at end of period	5,125	6,617	1,407	7,108		20,257
1 Risks not in VaR (RNIV).
Definitions of risk-weighted assets movement components related to market risk
Description	Definition
RWA as of the end of the previous/current reporting periods	Represents RWA at quarter-end
Regulatory adjustment	Indicates the difference between RWA and RWA (end of day) at beginning and end of period
RWA as of the previous/current quarters end (end of day)	For a given component (e.g., VaR) it refers to the RWA that would be computed if the snapshot quarter end amount of the component determines the quarter end RWA, as opposed to a 60-day average for regulatory
Movement in risk levels	Represents movements due to position changes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category

IMA approach values for trading portfolios
The following table presents the maximum, minimum, average and period end values resulting from the different types of models used for computing regulatory capital charge at the Group level, before any additional capital charge is applied.
MR3 – Regulatory VaR, stressed VaR and Incremental Risk Charge
in / end of	1H20	2H19
CHF million
Regulatory VaR (10 day 99%)
Maximum value	267	107
Average value	112	70
Minimum value	60	57
Period end	94	71
Stressed VaR (10 day 99%)
Maximum value	282	194
Average value	169	144
Minimum value	96	98
Period end	168	105
IRC (99.9%)
Maximum value	160	130
Average value	109	99
Minimum value	76	73
Period end	113	100
During 1H20, the increases in average and period end regulatory VaR and stressed VaR were primarily driven by the significant volatility increase in global financial markets observed starting in March and continuing into April 2020, as well as by portfolio composition changes.
Comparison of VaR estimates with gains/losses
The following chart compares the results of estimates from the regulatory VaR model with both hypothetical and actual trading outcomes.
Backtesting involves comparing the results produced by the VaR model with the hypothetical trading revenues on the trading book. Hypothetical trading revenues are defined in compliance with regulatory requirements and aligned with the VaR model output by excluding (i) non-market elements (such as fees, commissions, cancellations and terminations, net cost of funding and credit-related valuation adjustments) and (ii) gains and losses from intra-day trading. A backtesting exception occurs when a hypothetical trading loss exceeds the daily VaR estimate.
For capital purposes and in line with Bank for International Settlements (BIS) requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Group. VaR models with less than five backtesting exceptions are considered by regulators to be classified in a defined “green zone”. The “green zone” corresponds to backtesting results that do not themselves suggest a problem with the quality or accuracy of a bank’s model.
In April 2020, FINMA allowed a temporary freeze on backtesting exceptions impacting the capital multiplier, expiring on July 1, 2020. In June 2020, FINMA confirmed that (i) all recent exceptions that are proven by the institution as not attributable to a lack of precision of the risk aggregation model can be disregarded; and (ii) the exemption will be fundamentally incorporated into future supervisory practice. As a result, in 1H20, we had one backtesting exception in our regulatory VaR model, which is considered for the calculation of the capital multiplier.
Since there were fewer than five backtesting exceptions in the rolling 12-month period through the end of 2Q20, in line with BIS industry guidelines, the bank is in the “green zone”.

Additional regulatory disclosures
Composition of capital
Credit Suisse is a systemically important financial institution.
> Refer to “Swiss capital requirements” (pages 3 to 4) for the systemically important financial institution view.
The following tables provide details on the composition of Swiss regulatory capital including common equity tier 1 (CET1) capital, additional tier 1 capital and tier 2 capital as if the Group was not a systemically important financial institution.
CC1 - Composition of regulatory capital
end of 2Q20		Amounts	Reference	[1]
Swiss CET1 capital (CHF million)
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	34,422	1
2	Retained earnings	32,768	2
3	Accumulated other comprehensive income (and other reserves) [2]	(20,656)	3
6	CET1 capital before regulatory adjustments	46,534
8	Goodwill, net of tax	(5,024)	4
9	Other intangible assets (excluding mortgage servicing rights), net of tax	(335)	5
10	Deferred tax assets that rely on future profitability (excluding temporary differences), net of tax	(1,462)	6
11	Cash flow hedge reserve	(274)
12	Shortfall of provisions to expected losses	(27)
14	Gains/(losses) due to changes in own credit on fair-valued liabilities	1,027
15	Defined-benefit pension assets	(2,379)	7
16	Investments in own shares	(32)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of tax)	0	8
26b	National specific regulatory adjustments	(689)
28	Total regulatory adjustments to CET1 capital	(9,195)
29	CET1 capital	37,339
30	Directly issued qualifying additional tier 1 instruments plus related stock surplus [3]	14,364
32	of which classified as liabilities under applicable accounting standards	14,364	9
36	Additional tier 1 capital before regulatory adjustments	14,364
37	Investments in own additional tier 1 instruments	(29)
43	Total regulatory adjustments to additional tier 1 capital	(29)
44	Additional tier 1 capital	14,335
Swiss tier 1 capital (CHF million)
45	Tier 1 capital	51,674
Swiss tier 2 capital (CHF million)
46	Directly issued qualifying tier 2 instruments plus related stock surplus [4]	2,919	10
47	Directly issued capital instruments subject to phase-out from tier 2 capital	297	11
58	Tier 2 capital	3,216
Swiss eligible capital (CHF million)
59	Total eligible capital	54,890
1
Refer to the balance sheet under regulatory scope of consolidation in the table "CC2 - Reconciliation of regulatory capital to balance sheet". Only material items are referenced to the balance sheet.

2 Includes treasury shares.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 9.5 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.8 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Consists of low-trigger capital instruments with a capital ratio write-down trigger of 5%.

CC1 - Composition of regulatory capital (continued)
end of 2Q20		Amounts	Reference	[1]
Swiss risk-weighted assets (CHF million)
60	Risk-weighted assets	299,893
Swiss risk-based capital ratios as a percentage of risk-weighted assets (%)
61	CET1 capital ratio	12.5
62	Tier 1 capital ratio	17.2
63	Total capital ratio	18.3
BIS CET1 buffer requirements (%) [2]
64	Total BIS CET buffer requirement	3.526
65	of which capital conservation buffer [3]	2.5
66	of which extended countercyclical buffer	0.026
67	of which progressive buffer for G-SIB and/or D-SIB [3]	1.0
68	CET1 capital ratio available after meeting the bank's minimum capital requirements [4]	8.0
Amounts below the thresholds for deduction (before risk weighting) (CHF million)
72	Non-significant investments in the capital and other TLAC liabilities of other financial entities	2,511
73	Significant investments in the common stock of financial entities	1,529
74	Mortgage servicing rights, net of tax	181
75	Deferred tax assets arising from temporary differences, net of tax	2,936
Applicable caps on the inclusion of provisions in tier 2 (CHF million)
77	Cap on inclusion of provisions in tier 2 under standardized approach	319
79	Cap for inclusion of provisions in tier 2 under internal ratings-based approach	847
Capital instruments subject to phase-out arrangements (CHF million)
84	Current cap on tier 2 instruments subject to phase-out arrangements	297
1
Refer to the balance sheet under regulatory scope of consolidation in the table "CC2 - Reconciliation of regulatory capital to balance sheet". Only material items are referenced to the balance sheet.

2 CET1 buffer requirements are based on BIS requirements as a percentage of Swiss risk-weighted assets.
3 Reflects the phase-in requirement.
4 Reflects the Swiss CET1 capital ratio of 12.5%, less the BIS minimum CET1 ratio requirement of 4.5%.

The following table presents the balance sheet as published in the consolidated financial statements of the Group and the balance sheet under the regulatory scope of consolidation.
CC2 - Reconciliation of regulatory capital to balance sheet
end of 2Q20	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Assets (CHF million)
Cash and due from banks	132,070	131,723
Interest-bearing deposits with banks	1,185	1,631
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	104,890	104,890
Securities received as collateral, at fair value	42,479	42,479
Trading assets, at fair value	156,730	150,473
Investment securities	584	584
Other investments	5,848	6,031
Net loans	294,312	294,135
Goodwill	4,676	4,680	4
Other intangible assets	273	273
of which other intangible assets (excluding mortgage servicing rights)	64	64	5
Brokerage receivables	44,287	44,286
Other assets	41,146	40,056
of which deferred tax assets related to net operating losses	1,445	1,445	6
of which deferred tax assets from temporary differences	2,575	2,082	8
of which defined-benefit pension fund net assets	3,011	3,011	7
Total assets	828,480	821,241
Liabilities and equity (CHF million)
Due to banks	18,018	18,331
Customer deposits	388,995	388,910
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	30,589	35,102
Obligation to return securities received as collateral, at fair value	42,479	42,479
Trading liabilities, at fair value	44,040	44,083
Short-term borrowings	27,386	22,749
Long-term debt	169,426	167,276
Brokerage payables	31,909	31,907
Other liabilities	28,787	23,558
Total liabilities	781,629	774,395
of which additional tier 1 instruments, fully eligible	14,011	14,335	9
of which tier 2 instruments, fully eligible	3,971	2,919	10
of which tier 2 instruments subject to phase-out	568	297	11
Common shares	102	102	1
Additional paid-in capital	34,320	34,320	1
Retained earnings	32,808	32,768	2
Treasury shares, at cost	(1,391)	(1,389)	3
Accumulated other comprehensive income/(loss)	(19,304)	(19,267)	3
Total shareholders' equity [1]	46,535	46,534
Noncontrolling interests [2]	316	312
Total equity	46,851	46,846
Total liabilities and equity	828,480	821,241
1 Eligible as CET1 capital, prior to regulatory adjustments.
2
The difference between the accounting and regulatory scope of consolidation primarily represents private equity and other fund type vehicles, which FINMA does not require to consolidate for capital adequacy reporting.

Composition of TLAC
The following table presents the composition of our TLAC.
TLAC1 - TLAC composition for G-SIBs
end of	2Q20
TLAC (CHF million)
CET1 capital	37,339
Additional tier 1 instruments eligible under TLAC framework	14,335
Tier 2 capital before TLAC adjustments	3,216
TLAC adjustments	1,142
of which amortized portion of tier 2 instruments where remaining maturity > 1 year	1,142
Tier 2 instruments eligible under TLAC framework	4,358
TLAC arising from regulatory capital	56,032
External TLAC instruments issued directly by Credit Suisse Group AG and subordinated to excluded liabilities	29,685
External TLAC instruments issued by funding vehicles prior to January 1, 2022	21,104
TLAC arising from non-regulatory capital instruments before adjustments	50,789
TLAC before deductions	106,821
Deduction of investment in own other TLAC liabilities	98
Other adjustments to TLAC	7,966
TLAC	98,757
Risk-weighted assets and leverage exposure (CHF million)
Swiss risk-weighted assets	299,893
Leverage exposure	836,755
TLAC ratios and buffers (%)
TLAC ratio	32.9
TLAC leverage ratio	11.8
CET1 capital ratio available after meeting the resolution group’s minimum capital and TLAC requirements	8.0
Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)	3.526
of which capital conservation buffer requirement	2.5
of which bank specific countercyclical buffer requirement	0.026
of which higher loss absorbency requirement	1.0

The following table presents information regarding creditors rankings of the liabilities structure of the resolution entity.
TLAC3 - Resolution entity - Creditor ranking at legal entity level
	Creditor ranking
end of 2Q20	Shareholders' equity	Subordinated debt instruments Additional tier 1	Bail-in debt instruments and pari passu liabilities	[1]	Total
CHF million
Total capital and liabilities net of credit risk mitigation	45,235	13,649	29,238		88,122
Excluded liabilities	–	–	387		387
Total capital and liabilities less excluded liabilities	45,235	13,649	28,851		87,735
of which potentially eligible as TLAC [2]	45,235	13,410	28,591		87,236
of which residual maturity between 2 to 5 years	–	–	6,674		6,674
of which residual maturity between 5 to 10 years	–	–	17,023		17,023
of which residual maturity greater than 10 years, excluding perpetual securities	–	–	4,894		4,894
of which perpetual securities	45,235	13,410	–		58,645
Presented for Credit Suisse Group AG at the legal entity level and therefore instruments issued by subsidiaries and special purpose entities are excluded. Credit Suisse substitutes Credit Suisse Group AG as issuer with another Credit Suisse entity for some TLAC instruments. Amounts are prepared in accordance with the provisions of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations).

1 Amount does not include CHF 6,111 million of intercompany liabilities, which are pari passu to the external bail-in debt instruments and are not considered to be excluded liabilities.
2 Accrued but not yet paid interest on TLAC instruments is not eligible as TLAC, however can be bailed in by FINMA.

Key prudential metrics
Most line items in the following table presents the view as if the Group was not a systemically important financial institution.
KM1 - Key metrics
end of	2Q20		1Q20		4Q19	3Q19	2Q19
Capital (CHF million)
Swiss CET1 capital	37,339		36,305		36,740	37,331	36,240
Fully loaded CECL accounting model Swiss CET1 capital [1]	37,339		36,305		–	–	–
Swiss tier 1 capital	51,674		50,798		49,757	50,812	47,243
Fully loaded CECL accounting model Swiss tier 1 capital [1]	51,674		50,798		–	–	–
Swiss total eligible capital	54,890		54,036		53,005	54,191	51,145
Fully loaded CECL accounting model Swiss total eligible capital [1]	54,890		54,036		–	–	–
Minimum capital requirement (8% of Swiss risk-weighted assets) [2]	23,991		24,096		23,303	24,233	23,315
Risk-weighted assets (CHF million)
Swiss risk-weighted assets	299,893		301,200		291,282	302,910	291,438
Risk-based capital ratios as a percentage of risk-weighted assets (%)
Swiss CET1 capital ratio	12.5		12.1		12.6	12.3	12.4
Fully loaded CECL accounting model Swiss CET1 capital ratio [1]	12.5		12.1		–	–	–
Swiss tier 1 capital ratio	17.2		16.9		17.1	16.8	16.2
Fully loaded CECL accounting model Swiss tier 1 capital ratio [1]	17.2		16.9		–	–	–
Swiss total capital ratio	18.3		17.9		18.2	17.9	17.5
Fully loaded CECL accounting model Swiss total capital ratio [1]	18.3		17.9		–	–	–
BIS CET1 buffer requirements (%) [3]
Capital conservation buffer	2.5		2.5		2.5	2.5	2.5
Extended countercyclical buffer	0.026		0.04		0.104	0.11	0.104
Progressive buffer for G-SIB and/or D-SIB	1.0		1.0		1.0	1.0	1.0
Total BIS CET1 buffer requirement	3.526		3.54		3.604	3.61	3.604
CET1 capital ratio available after meeting the bank's minimum capital requirements [4]	8.0		7.6		8.1	7.8	7.9
Basel III leverage ratio (CHF million)
Leverage exposure	836,755	[5]	869,706	[5]	909,994	921,411	897,916
Basel III leverage ratio (%)	6.2		5.8		5.5	5.5	5.3
Fully loaded CECL accounting model Basel III leverage ratio (%) [1]	6.2		5.8		–	–	–
Liquidity coverage ratio (CHF million) [6]
Numerator: total high-quality liquid assets	202,998		161,668		164,503	163,464	161,276
Denominator: net cash outflows	103,743		88,783		83,255	86,544	83,378
Liquidity coverage ratio (%)	196		182		198	189	193
The new current expected credit loss (CECL) model under US GAAP became effective for Credit Suisse as of January 1, 2020.
1
The fully loaded US GAAP CECL accounting model excludes the transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

2 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding the BIS CET1 buffer requirements.
3 CET1 buffer requirements are based on BIS requirements as a percentage of Swiss risk-weighted assets.
4 Reflects the Swiss CET1 capital ratio of 12.5%, less the BIS minimum CET1 ratio requirement of 4.5%.
5
Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20, in accordance with FINMA Guidance 02/2020, 03/2020 and 06/2020.

6 Calculated using a three-month average, which is calculated on a daily basis.
> Refer to “Swiss capital requirements” (pages 3 to 4) for the systemically important financial institution view.
> Refer to “Swiss metrics” (pages 64 to 65) and “Risk-weighted assets” (pages 62 to 63) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 2Q20 for further information on movements in capital, capital ratios, risk-weighted assets and leverage ratios.
> Refer to “Liquidity coverage ratio” (page 56) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management – Liquidity management in the Credit Suisse Financial Report 2Q20 for further information on movements in liquidity coverage ratio.
> Refer to “Swiss requirements” (pages 59 to 60) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Financial Report 2Q20 for further information on additional CET1 buffer requirements.

The following table presents information about available TLAC and TLAC requirements applied at the resolution group level, which is defined as Credit Suisse Group AG consolidated.
KM2 - Key metrics - TLAC requirements (at resolution group level)
end of	2Q20		1Q20		4Q19	3Q19	2Q19
CHF million
TLAC	98,757		93,298		91,267	95,666	87,747
Fully loaded CECL accounting model TLAC [1]	98,757		93,298		–	–	–
Swiss risk-weighted assets	299,893		301,200		291,282	302,910	291,438
TLAC ratio (%)	32.9		31.0		31.3	31.6	30.1
Fully loaded CECL accounting model TLAC ratio [1]	32.9		31.0		–	–	–
Leverage exposure	836,755	[2]	869,706	[2]	909,994	921,411	897,916
TLAC leverage ratio (%)	11.8		10.7		10.0	10.4	9.8
Fully loaded CECL accounting model TLAC leverage ratio [1]	11.8		10.7		–	–	–
Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No		No		No	No	No
Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No		No		No	No	No
If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with Excluded Liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with Excluded Liabilities and that would be recognized as external TLAC if no cap was applied (%)	N/A - refer to our response above		N/A - refer to our response above		N/A - refer to our response above	N/A - refer to our response above	N/A - refer to our response above
The new current expected credit loss (CECL) model under US GAAP became effective for Credit Suisse as of January 1, 2020.
1
The fully loaded US GAAP CECL accounting model excludes the transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

2
Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20, in accordance with FINMA Guidance 02/2020, 03/2020 and 06/2020.

Macroprudential supervisor measures
The following table presents an overview of the geographical distribution of RWA for private sector credit exposures used in the calculation of the extended countercyclical buffer (CCyB).
CCyB1 - Geographical distribution of risk-weighted assets used in the CCyB
end of	CCyB rate (%)	RWA used in the computation of the CCyB	Bank- specific CCyB rate (%)	CCyB amount
2Q20 (CHF million)
Hong Kong	1.000	3,638	–	–
Sweden	0.000	877	–	–
UK	0.000	10,299	–	–
France	0.000	3,086
Luxembourg	0.250	5,490
Germany	0.000	4,272	–	–
Subtotal	–	27,662	–	–
Other countries	0.0	165,349	–	–
Total [1]	–	193,011	0.026	78
4Q19 (CHF million)
Hong Kong	2.000	3,616	–	–
Sweden	2.500	559	–	–
UK	1.0	10,064	–	–
France	0.250	2,261
Subtotal	–	16,500	–	–
Other countries	0.0	167,599	–	–
Total [1]	–	184,099	0.104	305
1
Reflects the total of RWA for private sector credit exposures across all jurisdictions to which the Group is exposed, including jurisdictions with no CCyB rate or with a CCyB rate set at zero, and value of the Group specific CCyB rate and resulting CCyB amount.

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA.
> Refer to “Leverage metrics” (page 64) and “Swiss metrics” (pages 64 to 65) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 2Q20 for further information on leverage metrics, including the calculation methodology and movements in leverage exposures.
LR1 - Summary comparison of accounting assets vs leverage ratio exposure
end of	2Q20
Reconciliation of consolidated assets to leverage exposure (CHF million)
Total consolidated assets as per published financial statements	828,480
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation [1]	(17,088)
Adjustments for derivatives financial instruments	73,399
Adjustments for SFTs (i.e. repos and similar secured lending)	(30,370)
Adjustments for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	82,794
Other adjustments [2]	(100,460)
Leverage exposure	836,755
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

2
Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure of CHF 103,614 million, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20, in accordance with FINMA Guidance 02/2020, 03/2020 and 06/2020.

LR2 - Leverage ratio common disclosure template
end of	2Q20		1Q20
Reconciliation of consolidated assets to leverage exposure (CHF million)
On-balance sheet items (excluding derivatives and SFTs, but including collateral)	527,961	[1]	554,185
Asset amounts deducted from Basel III tier 1 capital	(9,696)		(10,530)
Total on-balance sheet exposures	518,265		543,655
Reconciliation of consolidated assets to leverage exposure (CHF million)
Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	31,936		36,620
Add-on amounts for PFE associated with all derivatives transactions	70,361		72,234
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	26,076		29,272
Deductions of receivables assets for cash variation margin provided in derivatives transactions	(25,165)		(27,250)
Exempted CCP leg of client-cleared trade exposures	(10,509)		(9,662)
Adjusted effective notional amount of all written credit derivatives	222,829		322,127
Adjusted effective notional offsets and add-on deductions for written credit derivatives	(216,124)		(314,421)
Derivative Exposures	99,404		108,920
Securities financing transaction exposures (CHF million)
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	135,412		138,123
Netted amounts of cash payables and cash receivables of gross SFT assets	(12,167)		(10,910)
Counterparty credit risk exposure for SFT assets	13,046		15,390
Agent transaction exposures	0		(6,094)
Securities financing transaction exposures	136,291		136,509
Other off-balance sheet exposures (CHF million)
Off-balance sheet exposure at gross notional amount	259,688		251,725
Adjustments for conversion to credit equivalent amounts	(176,894)		(171,103)
Other off-balance sheet exposures	82,794		80,622
Swiss tier 1 capital (CHF million)
Swiss tier 1 capital	51,674		50,798
Leverage exposure (CHF million)
Leverage exposure	836,755		869,706
Leverage ratio (%)
Basel III leverage ratio	6.2		5.8
1
Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20, in accordance with FINMA Guidance 02/2020, 03/2020 and 06/2020.

Liquidity
Liquidity coverage ratio
Our calculation methodology for the liquidity coverage ratio (LCR) is prescribed by FINMA. For disclosure purposes our LCR is calculated using a three-month average which, is measured using daily calculations during the quarter.
> Refer to “Liquidity metrics” (pages 55 to 56) and “Funding sources” (page 57) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management in the Credit Suisse Financial Report 2Q20 for further information on the Group’s liquidity coverage ratio including high-quality liquid assets, liquidity pool and funding sources.
LIQ1 - Liquidity coverage ratio
end of 2Q20	Unweighted value	[1]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		202,998
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	162,574		19,815
of which less stable deposits	162,574		19,815
Unsecured wholesale funding	236,597		98,933
of which operational deposits (all counterparties) and deposits in networks of cooperative banks	41,466		10,366
of which non-operational deposits (all counterparties)	126,896		70,342
of which unsecured debt	17,725		17,725
Secured wholesale funding	–		47,477
Additional requirements	166,583		34,474
of which outflows related to derivative exposures and other collateral requirements	72,393		16,098
of which outflows related to loss of funding on debt products	710		710
of which credit and liquidity facilities	93,480		17,666
Other contractual funding obligations	49,393		49,393
Other contingent funding obligations	228,231		4,586
Total cash outflows	–		254,678
Cash inflows (CHF million)
Secured lending	112,904		70,355
Inflows from fully performing exposures	57,455		27,165
Other cash inflows	53,415		53,415
Total cash inflows	223,774		150,935
Liquidity cover ratio (CHF million)
High-quality liquid assets	–		202,998
Net cash outflows	–		103,743
Liquidity coverage ratio (%)	–		196
Calculated based on an average of 61 data points in 2Q20.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

List of abbreviations
A
ABS	Asset-backed securities
A-IRB	Advanced-Internal Ratings-Based Approach
AMA	Advanced Measurement Approach
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
C
CAO	Capital Adequacy Ordinance
CCF	Credit Conversion Factor
CCP	Central counterparties
CCR	Counterparty credit risk
CCyB	Countercyclical buffer
CDO	Collateralized debt obligation
CDS	Credit default swap
CECL	Current expected credit loss
CET1	Common equity tier 1
CLO	Collateralized loan obligation
CRM	Credit Risk Mitigation
CVA	Credit valuation adjustment
D
D-SIB	Domestic systemically important banks
E
EAD	Exposure at default
EEPE	Effective Expected Positive Exposure
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-SIB	Global systemically important banks
I
IAA	Internal Assessment Approach
IMA	Internal Models Approach
IMM	Internal Models Method
IPRE	Income producing real estate
IRB	Internal Ratings-Based Approach
IRC	Incremental Risk Charge
L
LCR	Liquidity coverage ratio
LGD	Loss given default
LRD	Leverage ratio denominator
O
OTC	Over-the-counter
P
P&L	Profits and losses
PD	Probability of default
PFE	Potential future exposure
Q
QCCP	Qualifying central counterparty
R
RNIV	Risks not in value-at-risk
RW	Risk weight
RWA	Risk-weighted assets
S
SA	Standardized Approach
SA-CCR	Standardized Approach - counterparty credit risk
SEC-ERBA	Securitization External Ratings-Based Approach
SEC-IRBA	Securitization Internal Ratings-Based Approach
SEC-SA	Securitization Standardized Approach
SFT	Securities financing transactions
SMM	Standardized Measurement Method
T
TLAC	Total loss-absorbing capacity
U
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-Risk

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2020 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact on our business;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2019 and in “Risk factor” in I – Credit Suisse in our 1Q20 Financial Report.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com